UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to _____________

Commission file number: 001-38047

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Governance Committee and Plan Participants
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
Plano, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions (supplemental information) as of or for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2017.

Minneapolis, Minnesota
June 28, 2021

Rent-A-Center, Inc. 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2020 and 2019

	2020	2019
ASSETS
Investments, at fair value:
Mutual funds	$186,514,239	$169,218,173
Common stock	17,190,749	15,525,961
Stable value fund	10,421,113	8,357,227
Total investments, at fair value	214,126,101	193,101,361

Receivables:
Participant contributions	191,614	268,464
Employer contributions	81,627	115,871
Notes receivable from participants	9,888,617	10,485,360
Due from broker	—	15,024
Accrued income	22,183	—
Total receivables	10,184,041	10,884,719
Total assets	224,310,142	203,986,080

LIABILITIES
Corrective distributions	339,959	92
Total liabilities	339,959	92

NET ASSETS AVAILABLE FOR BENEFITS	$223,970,183	$203,985,988
The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2020

Additions to net assets available for benefits attributable to:
Investment income
Dividends	$8,545,970
Net appreciation in fair value of investments	20,007,218
Total investment income	28,553,188

Interest income on notes receivable from participants	410,240

Contributions
Participants	12,432,563
Employer	5,155,304
Rollovers	344,515
Total contributions	17,932,382
Total additions	46,895,810

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	26,607,613
Administrative expenses	19,663
Total deductions	26,627,276
Net increase in net assets available for benefits prior to transfer to other plans	20,268,534

Transfers to other plans	284,339
Net increase in net assets available for benefits	19,984,195

Net assets available for benefits
Beginning of year	203,985,988
End of year	$223,970,183
The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS
NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective October 1, 1997, has been amended throughout the years, and was most recently amended on May 18, 2020. The Plan is a defined contribution plan covering all U.S. employees of Rent-A-Center, Inc. (the Company) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company serves as the plan sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee of the Company, which monitors and determines the Plan's structure, participant demographics, investment offerings and performance, and other administrative issues. Prior to October 1, 2019, INTRUST Bank, N.A. (INTRUST) was the Trustee of the Plan, and NestEgg Consulting Inc., an affiliate of INTRUST, was the recordkeeper of the Plan. Beginning October 1, 2019, Reliance Trust Company became the Trustee of the Plan, and JPMorgan Invest Holdings LLC (J.P. Morgan) became the recordkeeper of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $19,500 of their annual compensation (plus a $6,500 catch-up deferral for employees over 50 years of age) for 2020. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2020. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the Plan year ended December 31, 2020.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Company employees are eligible to participate in the Plan after 90 days of employment. Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $135,000 and $82,000 as of December 31, 2020 and 2019, respectively.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Company common stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document. As referenced above, in May 2020, the Plan was amended to adopt the provisions of the Bipartisan Budget Act of 2018 related to hardship distributions. There were no unpaid withdrawals as of December 31, 2020 or December 31, 2019.

Investments in Company Securities

Plan participants may elect to invest contributions in Rent-A-Center, Inc. common stock, but are limited to 10% of their elected deferrals. In addition, a participant’s total invested balance in Rent-A-Center, Inc. common stock may not exceed 50% of the total value of their account balance.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant's account and bear interest at the prime rate fixed as of the borrowing date. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 5.5% at December 31, 2020. Participant loans have various maturity dates ranging from 2021 to 2035.

CARES Act

In response to COVID-19, the Plan adopted certain provisions in accordance with recent Federal regulations of the Coronavirus Aid Relief and Economic Security Act (CARES Act) for qualifying participants, including COVID-19 withdrawal options and increased loan limits of up to $100,000, in addition to deferment of loan payments for up to 12 months, for those participants who meet certain qualifications.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to plan administration are paid by the Plan primarily using forfeitures.

Plan Transfers

Upon the sale of Company-owned stores to a franchisee or other external buyer, including transfer of employment for related Plan participants, the Plan may transfer Plan assets to a successor plan of the buyer, in accordance with the terms of the sale. In 2020, the Plan transferred assets of approximately $0.3 million to successor plans in connection with the sale of Company-owned stores to a franchisee.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Newly Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which removes, modifies, and adds certain disclosure requirements in ASC 820, to improve the effectiveness of the fair value measurement disclosures. The Company adopted ASU 2018-13 beginning January 1, 2020, using a prospective approach. The Plan's investments reported at fair value, have readily determinable market values and are substantially all measured using level 1 inputs that do not change. The adoption of ASU 2018-13 did not have a significant impact on the Plan's disclosures for assets and liabilities reported at fair value on a recurring or nonrecurring basis.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2020 and 2019.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded.

The stable value fund is a collective trust, and is valued at the Net Asset Value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Mutual funds	$186,514,239	$—	$—	$186,514,239
Common stock	17,190,749	—	—	17,190,749
Collective trust investment - Stable value fund	—	10,421,113	—	10,421,113
Subtotal	$203,704,988	$10,421,113	$—	$214,126,101
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Mutual funds	$169,218,173	$—	$—	$169,218,173
Common stock	15,525,961	—	—	15,525,961
Collective trust investment - Stable value fund	—	8,357,227	—	8,357,227
Subtotal	$184,744,134	$8,357,227	$—	$193,101,361

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2020. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include JP Morgan investment funds and shares of the Company’s common stock. JP Morgan is an affiliate of the recordkeeper, J.P. Morgan. These transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are also considered party-in-interest transactions.

During the year ended December 31, 2020, the Plan incurred approximately $16,000 of fees associated with services provided by J.P. Morgan, which qualifies as party-in-interest transactions.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits. Please reference “Risk Factors” in Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference herein, for additional discussion of material risks related to the Company which may adversely impact the Company's operations, financial position, results of operations, cash flows and the value of the Company's common stock.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2020	2019

Net assets available for benefits per the financial statements	$223,970,183	$203,985,988
Loans deemed as distributed	(390,143)	(73,641)
Corrective distributions	—	92
Net assets available for benefits per the Form 5500	$223,580,040	$203,912,439
The following is a reconciliation of net increase in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2020:

Net increase in net assets per the financial statements	$20,268,534
Net adjustment from loans deemed as distributed	(316,502)
Net adjustment from corrective distributions	(92)
Net income per the Form 5500	19,951,940
Cash transfers from plan	284,339

NOTE H - NON-EXEMPT TRANSACTION

For the year ended December 31, 2020, the Company failed to remit employee deferral contributions for certain off-cycle payroll periods within the timeframe prescribed by the Department of Labor, as reported in the below Schedule of Delinquent Participant Contributions. These are deemed prohibited transactions in accordance with ERISA and the Internal Revenue Code. The Company corrected the prohibited transactions in the second quarter of 2021, including depositing the lost earnings to the participants account, filing the required Form 5330 with the Internal Revenue Service and paying the appropriate excise tax.

NOTE I - SUBSEQUENT EVENTS

On July 22, 2020, the Company entered into an asset purchase agreement to sell all 99 Rent-A-Center Business corporate stores in the state of California to an experienced franchisee. The sale was consummated on October 5, 2020. In connection with the sale, the Plan approved a plan transfer of approximately $4.0 million in the fourth quarter of 2020 that was completed in the first quarter of 2021.

The Plan has evaluated subsequent events through June 28, 2021, the date the financial statements were issued. No adjustments were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL INFORMATION

Rent-A-Center, Inc. 401(k) Retirement Savings Plan
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

EIN: 45-0491516
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Fidelity	Small Cap Index Fund	$1,336,874
*	JP Morgan Funds	Small Cap Equity Fund	1,518,643
	Fidelity	Mid Cap Index Fund	2,083,163
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	3,169,612
	Vanguard Funds	Mid Cap Index Fund	1,124,988
	Fidelity	500 Index Fund	7,580,640
	John Hancock Funds	Disciplined Value Fund	749,761
	T. Rowe Price Funds	Growth Stock Fund	5,790,368
	Oppenheimer Funds	Developing Markets Fund	1,115,180
	Fidelity	International Index Fund	1,521,289
	Fidelity	Total International Index Fund	362,534
*	JPMorgan Funds	Retirement Income Fund	2,806,134
*	JPMorgan Funds	Lifetime 2060 Fund	1,791,838
*	JPMorgan Funds	Lifetime 2055 Fund	6,151,983
*	JPMorgan Funds	Lifetime 2050 Fund	12,303,086
*	JPMorgan Funds	Lifetime 2045 Fund	22,104,806
*	JPMorgan Funds	Lifetime 2040 Fund	25,345,233
*	JPMorgan Funds	Lifetime 2035 Fund	28,546,637
*	JPMorgan Funds	Lifetime 2030 Fund	25,184,862
*	JPMorgan Funds	Lifetime 2025 Fund	21,761,616
*	JPMorgan Funds	Lifetime 2020 Fund	7,227,570
	Fidelity	U.S. Bond Index Fund	3,919,796
*	JPMorgan US Government Funds	Money Market Fund	—
	American Century	Inflation Adjusted Fund	717,176
*	JPMorgan Funds	Core Plus Fund	2,300,450
*	Rent-A-Center, Inc.	Common Stock	17,190,749
	Wells Fargo Funds	Stable Value Fund	10,421,113
	Total investments		214,126,101

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 5.5% maximum and maturing from 2021 to 2035	9,484,474

	Total, at fair value		$223,610,575
* Represents a party-in-interest.
Note: Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2020

EIN: 45-0491516
Plan No: 001

Participant Contributions Transferred Late to Plan $176	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Check here if Late Participant Loan Repayments are Included ☐ Yes	$176	$0	$0	$0

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT
SAVINGS PLAN

		By:	RENT-A-CENTER, INC.
Plan Administrator

Date:	June 28, 2021	By:	/s/ Bryan Pechersky
Bryan Pechersky
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit                     Exhibit
Number                    Description

23.1*                Consent of CliftonLarsonAllen LLP
______________________________________________________________________________________________________
* Filed herewith.